SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company hereby informs its shareholders and the market in general that received, on May 20, 2016, the Office of the Securities and Exchange Commission ("CVM") number 223/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper O Globo, Economy section, under the heading: "Assistance to Eletrobras will cost R$ 688 million", as transcribed by the end of this notice.

In response to the Office in question, the Company clarifies its shareholders and the market in general the following:

1. The news is related to the project of change of Provisional Measure 706, 2015, which is still pending in the National Congress and, therefore, the Company did not disclose a relevant fact or maket announcement concerning the proposal, since it comes to matter still under discussion by the legislature, and the Company does not disclose projections or estimates based on law projects not yet approved;

2. The draft amendment of Provisional Measure 706, 2015, recognizes the peculiarity and adverse conditions of distribution companies that are located in regions not connected to the National Interconnected System - SIN. These concessionaires historically (i) rely on complex logistics of procurement and transport of fossil fuels, besides having high costs of electricity generation, which has not been integrally reimbursed by the Fuel Consumption Account - CCC; (ii) require high operating and maintenance costs due to the physical characteristics of the concession areas in question, and the great territorial dispersion, including a part of rainforest, cause greater loss levels than those seen by distributors already connected to the SIN, despite the efforts and financial resources employed by Eletrobras; (iii) live with a high level of default by consumers and power theft due to reduced payment capacity of local consumers.

3. The higher costs of these concession areas and the intricate process of reimbursement of these expenses by the CCC has caused, historically, a material deficit in the Eletrobras distribution companies, as the received revenue is not enough to operate, maintain and invest in order that be possible an adequated service provision.

4. Thus, the referred provisional measure project aims to create a regulatory framework that should be able to become viable, economically, these public service concessions. The balance in reference is necessary for that any investor has interest in operating, maintaining and investing in these concessions.

5. Through Law 12,783 / 2013, Eletrobras has the choice to extend the referred concessions, for over 30 years, or return these concessions to the grantor to be re-bid.

MARKET ANNOUNCEMENT

6. In this regard, Eletrobras, as communicated to the market on May 18, 2016, among others have disclosed, is conducting studies by an independent company to evaluate these distributors and the conditions under which could renew the concessions, in order to refer the matter to a new Extraordinary General Meeting to be convened within the period established in Provisional Measure 706 of 28 December 2015. If approved, the draft amendment of Provisional Measure 706, 2015, will be considered in this analysis.

7. Even if Eletrobras, by decision of its shareholders, wishes to return these concessions, whatever the new dealer will only accept operate, maintain and invest in these referred concessions, if will be ensured sufficient revenue to cover its costs and give return on invested capital.

8. That said, the regulatory framework in question, has the important function of making such concessions structurally viable in order to attract the interest of the current concessionaire or future investor, preventing the concessions of these public services have to be operated directly by the Federal Government for lack of market interest.

Rio de Janeiro, May 23, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

[Free translation of the Official Letter CVM 223/2016/CVM/SEP/GEA-1]

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper O Globo, Economy section, under the title "Assistance to Eletrobras will cost R$ 688 million ", which contains the following statement:

Brasilia- A conversion project originating in Provisional Measure 706 approved yesterday evening, the Chamber of Deputies, will provide relief to Petrobras and increase subsidies to energy distributors of the Northern states. The project will also allow the distribution of the Eletrobras group prolong the service lease time. The measures will cost R $ 3.3 billion for consumers in five years. Due to changes in PM, will be transferred over R $ 668 million a year for the energy bill, which is used in the calculation of tariffs. According to calculations of the Ministry of Mines and Energy, this value causes a 0.4% impact on energy bills, however, will only be transferred to tariffs during the annual adjustment of each distributor.

The PM 706 also authorizes the Treasury to transfer funds for the payment of the debts of these companies with Petrobras, which supplied fuel to operate the power plants. The substitute remove, by 2025, the calculation of the electricity reference cost for the distributors of Eletrobras the states of Amazonas, Rondônia, Roraima and Amapá, the fees charged to other consumers, resulting in increasing the subsidy to these concessionaires . They still earn a grace period of ten years for the fulfillment of quality and efficiency goals. The PM must still be approved by the Senate to go to presidential approval.

2.       In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact as well as clarify other information deemed important comment on the subject.

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

MARKET ANNOUNCEMENT

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.